LANDMARK INFRASTRUCTURE PARTNERS LP

2141 Rosecrans Avenue, Suite 2100

El Segundo, California 90245

(310) 598-3173

March 8, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                             Landmark Infrastructure Partners LP
Registration Statement on Form S-4
Filed February 16, 2016
File No. 333-209533

Ladies and Gentlemen:

On behalf of Landmark Infrastructure Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on March 10, 2016, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this correspondence to our counsel, Daniel E. Rees of Latham & Watkins, LLP, at the contact information below.

Very truly yours,

LANDMARK INFRASTRUCTURE PARTNERS LP

By:	Landmark Infrastructure Partners GP LLC,
its general partner

By:	/s/ George P. Doyle
George P. Doyle
Chief Financial Officer and Treasurer

cc:                                William J. Cernius (By Email)

Daniel E. Rees (By Email)

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Daniel.Rees@lw.com